                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                SEMX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816854103
                                 (CUSIP Number)

                          ACI CAPITAL AMERICA FUND, LP
                        707 WESTCHESTER AVENUE, 4TH FLOOR
                             WHITE PLAINS, NY 10604

                            ATTENTION: KEVIN S. PENN
                                 (212) 634-3350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                            EMANUEL S. CHERNEY, ESQ.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                              New York, N.Y. 10022
                                 (212) 836-8000

                                  JUNE 1, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  Page 1 of 9
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                                  SCHEDULE 13D

----------------------------------
CUSIP No.  816854103
         ----------------------
----------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ACI Capital America Fund, LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER
   SHARES           None.
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH            900,000 shares.
  REPORTING     ----------------------------------------------------------------
 PERSON WITH    9   SOLE DISPOSITIVE POWER
                    None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    900,000 shares.
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       900,000 shares.
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.8%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

-----------------------------------
CUSIP No.  816854103
          -----------------------
-----------------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ACI Capital America GP, LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             None.
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              900,000 shares.
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     9    SOLE DISPOSITIVE POWER
                      None.
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      900,000 shares.
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       900,000 shares.
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.8%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.   Security and Issuer.

     The securities to which this Statement on Schedule 13D relates are the common stock, $.10 par value per share (the "Common Stock") of SEMX Corporation, a corporation incorporated under the laws of the State of Delaware (the "Issuer"). This Statement on Schedule 13D is being filed to report the acquisition on June 1, 2000 by ACI Capital America Fund, LP ("Purchaser") of a warrant to purchase 900,000 shares of Common Stock at an initial exercise price of $10.00 per share, subject to certain adjustments set forth in said warrant (the "Warrant"). A copy of the Warrant is attached hereto as Exhibit 1. The Warrant was acquired in connection with the purchase by Purchaser of 90,000 shares of Series B Preferred Stock of the Issuer at a purchase price of $100.00 per share. The principal office of the Issuer is located at 1 Labriola Court, Armonk, NY 10504.

Item 2.   Identity and Background.

          (a), (b) and (c). The following information is given with respect to the persons filing this statement:

     ACI Capital America Fund, LP ("Purchaser") is a Delaware limited partnership with its principal office located at 707 Westchester Avenue, 4th Floor, White Plains, NY 10604. It is engaged in the business of investing in public and private companies.

     ACI Capital America GP, LLC (together with Purchaser, the "Reporting Persons") is a Delaware limited liability company with its principal office located at 707 Westchester Avenue, 4th Floor, White Plains, NY 10604. Its purpose is to serve as the sole general partner of Purchaser. Its sole managing member is Kevin S. Penn ("Mr. Penn"). Mr. Penn's business address is 65 East 55th Street,18th Floor, New York, NY 10022. His principal occupation is serving as Managing Director of ACI Capital Co., Inc., 65 East 55th Street, 18th Floor, New York, NY 10022. ACI Capital Co., Inc. is engaged in the business of investing in public and private compaines.

     (d) and (e). During the last five years, neither of the Reporting Persons nor Mr. Penn has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons or Mr. Penn was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Mr. Penn is a citizen of the United States.

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Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for the Warrant and 90,000 shares of Series B Preferred Stock (the "Preferred Stock") of the Issuer was $9,000,000. The source of the funds for the purchase was the working capital of Purchaser.

Item 4.   Purpose of Transaction.

     Purchaser purchased the Warrant and the Preferred Stock from the Issuer pursuant to a Preferred Stock Purchase Agreement dated June 1, 2000, by and among the Issuer, Purchaser and another purchaser specified therein, a copy of which is attached hereto as Exhibit 2 and incorporated by reference (the "Purchase Agreement"). The Purchaser purchased the Warrant and the Preferred Stock from the Issuer for investment purposes. The Reporting Persons may from time to time acquire additional securities of the Issuer in the open market or in privately negotiated transactions, subject to availability of such securities at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their securities in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

     The Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Preferred Stock, filed with Secretary of State of the State of Delaware on June 1, 2000, a copy of which is attached hereto as
Exhibit 3 and incorporated by reference (the "Certificate of Designation"). Under the Certificate of Designation, Purchaser has the right to appoint two additional members of the Board of Directors (the "Series B Directors"). The Purchaser has appointed Mr. Penn as one Series B Director and intends to appoint the second Series B Director in the near future.

     Except as set forth in the two immediately preceding paragraphs, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

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registered national securities association; (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b). Based on the Issuer's Form 10-Q for the quarterly period ended March 31, 2000, 6,116,741 shares of Common Stock were outstanding as of May 10, 2000. By reason of its acquisition of the Warrant, Purchaser beneficially owns 900,000 shares of Common Stock, which represents beneficial ownership of approximately 12.8% of the issued and outstanding shares of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934).

     (c) Except for the acquisition of the Warrant and Preferred Stock as described in more detail above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Purchaser acquired the Warrant and Preferred Stock pursuant to the Purchase Agreement which is described in Item 4 above. At the closing of the acquisition of the Warrant and the Preferred Stock, the Issuer, Purchaser and another purchaser specified therein entered into a Registration Rights Agreement dated June 1, 2000, a copy of which is attached hereto as Exhibit 4 and incorporated by reference.



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Item 7.   Material to Be Filed as Exhibits.

     1.  Warrant No. 1 dated June 1, 2000, issued to ACI Capital America Fund,
         LP.

     2. Preferred Stock Purchase Agreement dated June 1, 2000, by and among SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein.

     3. Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on June 1, 2000.

     4. Registration Rights Agreement dated June 1, 2000, by and among SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein.





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                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2000                        ACI CAPITAL AMERICA FUND, LP
                                           By: ACI Capital America GP, LLC, its
                                               General Partner

                                               By: /s/ Kevin S. Penn
                                                  ------------------------------
                                                   Name: Kevin S. Penn
                                                   Title:   Managing Member

Dated: June 9, 2000                        ACI CAPITAL AMERICA GP, LLC


                                           By: /s/ Kevin S. Penn
                                               ------------------------------
                                               Name: Kevin S. Penn
                                               Title:   Managing Member




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EXHIBIT INDEX

Exhibit          Title                                                      Page
-------          -----                                                      ----

   1.     Warrant No. 1 dated June 1, 2000, issued to ACI Capital
          America Fund, LP.................................................. 11

   2.     Preferred Stock Purchase Agreement dated June 1, 2000, by
          and among SEMX Corporation, ACI Capital America Fund,
          LP, and another purchaser specified therein....................... 47

   3.     Certificate of Designation, Number, Powers, Preferences and
          Relative, Participating, Optional and Other Rights of Series B Preferred Stock, filed with Secretary of State of the State of
          Delaware on June 1, 2000.......................................... 74

   4.     Registration Rights Agreement dated June 1, 2000, by and among
          SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein....................................... 90



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